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                                                                     Exhibit 3.4

                      Amendment to Bylaws Effective February 27, 1996:


                                        ARTICLE III

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[new]                              NOMINATING COMMITTEE

    Section 15. There shall be a standing committee of the Board of Directors known as the Nominating Committee. The Nominating Committee shall be comprised of three members of the Board of Directors, none of whom shall be an officer, employee or consultant of the corporation or any subsidiary of it. The Nominating Committee shall:

    (a) Recommend to the Board of Directors the slate of nominees and directors to be elected by the shareholders at each annual meeting of the shareholders (and any other meeting of shareholders called for the purpose of electing one or more directors);

    (b) Recommend to the Board persons to fill vacancies in the Board of Directors to be elected by the Board of Directors itself;

    (c) Recommend to the Board existing Directors to be selected for membership on the various committees of the Board of Directors; and

    (d) Have such other powers and perform such other duties as the Board may from time to time assign to it.


    In pursuing its functions and making its recommendations, the Nominating Committee shall consider input from the Chief Executive Officer and/or the Chief Operating Officer as to potential Board candidates and qualifications for Directors and committee members.